Exhibit 99.4

Jean-René Fourtou

PRESS CONFERENCE
September 25, 2002
(Preamble to slide presentation)

I — I was appointed Chairman of Vivendi Universal on July 3.

I thought I was coming, as announced, to carry out two missions:

•	To review the strategic plan

•	To propose the strategies for the future and the new organization for those strategies.

In fact, as soon as I arrived, I was confronted by a dramatic and unexpected liquidity crisis related to the company’s exceedingly high level of debt and its loan structure.

I thought I was going to spend the next two and a half months working actively, but in a participative manner, on changing each business and on the financial feasibility of every possible strategy so that a decision could be made on September 25 as agreed.

But in reality, right from day one, we have had a bitter fight for survival on our hands. As a result, since July 5, our teams and those of numerous bankers and legal advisors have had to spend every day—including most week-ends and many nights—in negotiations.

II — That’s why, today, what I want to tell you is that:

1.	We are going to solve the terrible liquidity crisis, mainly by virtue of the 3 billion euro credit facility and the refinancing of the 1.6 billion euro loan on VUE, which are on the verge of being obtained.

2.	We have vigorously launched a plan to dispose of assets worth 12 billion euros over 18 months with a view to reducing our debt as quickly as possible.

These are in fact the two essential prerequisites to implementing any strategy and restoring the confidence of the markets and all our partners.

That being said, an assessment of all the company’s assets and businesses has been carried out. It confirmed that the value of our businesses is much higher than our net debt. It also allowed us to make some decisions, and I will present to you the strategic thrusts approved by the Board of Directors today.

III – Before expanding on these three key points (liquidity, debt reduction and strategy), I should like to tell you what a liquidity crisis means for a major corporation such as ours; to tell you, briefly, how we spent the summer.

1.	Contrary to what some people might think, the liquidity crisis was not triggered by our inability to honor a check or reimburse a debt on time.

What triggered the onset of the drama was Moody’s announcement on Thursday, July 4—my first day with Vivendi Universal—of its intention to cut us a further two levels, having already downgraded us to junk bond status on July 1.

This boiled down to a declaration that we would soon be insolvent. And that’s what they believed, that we could not make our July payments. Moreover, they felt bound by their duty and ethics to make it known as quickly as possible.

It was the announcement of the risk of a catastrophe that triggered the catastrophe, the new cut in status causing, inter alia, requests for immediate loan reimbursements and payments to suppliers.

You can imagine the scene: trying to gain a few days with Moody’s and non-stop negotiations with the banks which, as you know, led to the signature of an additional 1 billion euros in unsecured credit at 5 o’clock in the morning on Tuesday, July 9.

As it turns out, that billion was only very partially used in August.

2.	It was, however, quite obvious that one billion euros would not be enough to protect us from further misadventure and reassure the markets.

So we started negotiations again. This time, we were seeking a 3 billion euro credit facility, including the first billion, and the negotiations involved an in-depth examination by the banks of the company’s situation. Maybe one day, someone will tell the story about what it’s like trying to negotiate with 7, then 13, and then 23 banks when the results of the first half of the year are showing asset write-downs of 14 billion euros and a loss even before taking into consideration exceptional cost items.

To enable the negotiations with the banks to continue, as a matter of urgency, we had to define a plan to sell off assets worth 10 billion euros, including disposals amounting 5 billion euros to be completed within nine months.

This plan had to include Houghton Mifflin in the U.S. because we felt that it could be easily sold in the short term for a reasonable price.

At any rate, it was necessary. On my arrival at Vivendi Universal, I had launched a strategic study of all the company’s businesses. The study was well advanced by the beginning of August. It gave me a clear view of the situation and of what our future strategies might be.

It was within that context that I sent my letter of August 19 to employees and shareholders to explain the situation and reassure them.

IV- In parallel with the crisis management and launch of our disposals plan, we have also had to deal with numerous urgent problems:

•	To stop the main causes of loss and cash consumption, that is:

•	To define the future of Canal+ Group and restart the Telepiù negotiations.

•	To define our future Internet activities and restart the sale of Vizzavi in particular.

•	To launch a restructuring plan for the Paris and New York headquarters, and reduce as quickly as possible expenditure on communication and sponsorship.

•	To encourage senior executives to adopt a different approach to cash management, launch and finalize all possible asset disposals without risk of future impact on our strategy, and keep their troops motivated during this difficult period.

•	To rapidly hire a new chief finance officer for the holding company, a chief operating officer, a new communication director, a disposals director; to use this opportunity to redefine the role of headquarters and decide on the management procedures for the major disposals plan that had to be implemented immediately.

In short, we had to rapidly replace the managers who had to or wanted to leave. I would like to emphasize that those who left remained loyal to the company to the end, handing over the reins to the new arrivals in the best possible conditions, and participating actively in the difficult tasks over the summer.

•	To keep employee representatives and labor unions informed, which I have not been able to do as much as I would have liked.

•	To issue the financial statements, keep up-to-date on the audits.

•	To deal with the COB and the numerous complaints that came in.

•	Lastly, we had to propose a new strategy to the Board on September 25.

I shall now show you a few slides that give an overview of all this.

1)	We are in the process of solving the liquidity crisis.

2)	We have launched a program to sell off 12 billion euros of assets over 18 months.

3)	The company’s major strategic thrust will be the Media and Entertainment business, in other words the creation of consumer content.

+